SECURI[illegible] 06002740 [illegible]ISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 51215

RECEIVED FEB 2 7 2006 PROCESSING SECTION

ANNUAL AUDITED REPORT
FORM X17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Summer Harrington Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11100 Wayzata Blvd., Suite 170
(No. and Street)

Minnetonka	Minnesota	55305
(city)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

K. Edward Elverud (952) 542-7952
(Area Code—Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lurie Besikof Lapidus & Company, LLP
(Name—if individual, state last, first, middle name)

2501 Wayzata Boulevard	Minneapolis	Minnesota	55405
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 19 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

4/18/06

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, K. Edward Elverud, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Summer Harrington Ltd., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Financial Condition/Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Report on internal control required by SEC Rule 17a-5 for a broker-dealer claiming an exemption from SEC Rule 15c3-3.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sumner Harrington Ltd.

CONTENTS

Independent Auditor's Report

The Board of Directors and Stockholder
Sumner Harrington Ltd.
Minnetonka, Minnesota

We have audited the accompanying statement of financial condition of Sumner Harrington Ltd. (Company), a wholly-owned subsidiary, as of December 31, 2005, and the related statements of operations, stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sumner Harrington Ltd. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that Sumner Harrington Ltd. will continue as a going concern. As discussed in Note 2 to the financial statements, the Company's ability to operate as a going concern depends upon the Company's ability to improve profitability in amounts sufficient to maintain net capital in excess of minimum levels required by the Securities and Exchange Commission.

As discussed in Note 4 to the financial statements, the Company's net operating loss of approximately $342,400 is available to the consolidated group. The Company intends to distribute the tax benefits of the net operating loss carryforward to the consolidated group when utilization is realized.

Lurie Besikof Lapidus & Company, LLP

Lurie Besikof Lapidus & Company, LLP

January 20, 2006

phone 612.377.4404
fax 612.377.1325
address 2501 Wayzata Boulevard
Minneapolis, MN 55405
website www.lblco.com

Sumner Harrington Ltd.

Statement of Financial Condition

December 31	2005
ASSETS	
Cash	$ 19,342
Due from parent	13,753
Prepaid expenses	20,565
Other	25
Total Assets	**$ 53,685**
LIABILITIES AND STOCKHOLDER'S EQUITY	
Accounts payable and accrued expenses	$ 3,775
Stockholder's equity	49,910
Total Liabilities and Stockholder's Equity	**$ 53,685**

See notes to financial statements.

Sumner Harrington Ltd.

Statement of Operations

Year Ended December 31	2005
Commissions Earned	$ 189,302
Expenses	
Communications and marketing	4,364
Employee compensation and benefits	221,111
Interest expense	2,613
Occupancy and office expenses	136,252
Professional services	29,410
Regulatory	28,904
Shared services	102,662
Total Expenses	525,316
Net Loss	$ (336,014)

See notes to financial statements.

Sumner Harrington Ltd.

Statement of Stockholder's Equity

Description	Common Stock * Shares	Common Stock * Amount	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, December 31, 2004	150,000	$ 1,500	$ 506,778	$ (396,731)	$ 111,547
Capital contributions	-	-	274,377	-	274,377
Net loss	-	-	-	(336,014)	(336,014)
Balance, December 31, 2005	150,000	$ 1,500	$ 781,155	$ (732,745)	$ 49,910

* $0.01 par value; authorized 1,000,000 shares; issued and outstanding 150,000 shares.

See notes to financial statements.

Sumner Harrington Ltd.

Statement of Cash Flows

Year Ended December 31		2005
Operating Activities		
Net loss	$	(336,014)
Adjustments to reconcile net loss to net cash used by operating activities:		
Changes in operating assets and liabilities:		
Due from parent		(13,753)
Accounts receivable		33,923
Prepaid expenses		11,997
Other		215
Accounts payable and accrued expenses		(48,164)
Net Cash Used by Operating Activities		(351,796)
Financing Activity		
Capital contributions		274,377
Net Decrease in Cash		(77,419)
Cash		
Beginning of year		96,761
End of year	$	19,342

Supplementary Cash Flow Disclosure

Cash paid for interest	$	2,613

See notes to financial statements.

Sumner Harrington Ltd.

Notes to Financial Statements

1. Description of Business and Summary of Significant Accounting Policies

Description of Business

Sumner Harrington Ltd. (the Company) is a wholly-owned subsidiary of Sumner Harrington, Incorporated. The Company is a registered securities broker-dealer that engages primarily in investment banking and the origination of new issue corporate securities. The Company operates under the provisions of paragraphs (k)(2)(I) of Rule 15c3-3 of the Securities and Exchange Commission (SEC) and, accordingly, is exempt from the remaining provisions of the rule.

Under the exemption, the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker-dealer, does not hold funds or securities for, or owe money or securities to, customers, and effectuates all financial transactions through bank accounts designated as a special account for the benefit of the Company's customers. Therefore, the Company is not required to make periodic computations of reserve requirements for the exclusive benefit of customers. The Company does not have a fully disclosed clearing arrangement with any other broker-dealer and holds no customer funds or securities.

Revenue Recognition

Commissions are recognized as earned.

Use of Estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect the reported amounts and disclosures in the financial statements and accompanying notes. Actual results could differ from those estimates.

Credit Risk

The Company maintains cash in a bank depository account that may at times exceed federally insured limits. The Company has not experienced any losses in this account and does not believe it is exposed to any significant credit risk on cash.

Derivatives

The Company adopted Statement of Financial Accounting Standards (SFAS) No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that all derivatives, including those embedded in other contracts, be recognized as either assets or liabilities and that those financial instruments be measured at fair value. Management has reviewed the requirements of SFAS No. 133 and has determined that the Company has no freestanding or embedded derivatives.

2. Going Concern

These financial statements were prepared assuming the Company will continue as a going concern. Although the Company had excess net capital of $10,567 as of December 31, 2005, without sufficient future funding, the Company may not be able to maintain net capital in excess of minimum levels required by the Securities and Exchange Commission. The success of the Company's future operations is dependent upon the Company's ability to expand its sources of commissions earned and to reduce costs. Management believes its plans to increase commissions earned and reduce costs will enable the Company to meet its net capital requirements. The accompanying financial statements do not include any adjustments that might result if the Company is unable to continue as a going concern.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2005, net capital under the rule was $15,567 for a net capital ratio of 0.24 to 1 and net capital was in excess of the required minimum net capital by $10,567.

4. Income Taxes

Federal and state income taxes are calculated as if the Company filed separate income tax returns. The Company is included in the consolidated federal and state income tax returns filed by its parent.

The Company had a tax loss of approximately $335,700 in 2005. At December 31, 2005, the Company had a net operating loss carryforward of approximately $342,400 for federal tax purposes that expires beginning in 2024. The deferred tax asset related to net operating loss carryforward at December 31, 2005 was $110,000 and was fully reserved with a valuation allowance due to the uncertainty of utilizing the tax asset. The increase in the deferred tax asset during 2005 was offset by a corresponding increase in the valuation allowance of $95,000. The Company intends to distribute the tax benefits of its net operating loss carryforward to the consolidated group when utilization is realized.

5. Related Party Transactions and Balances

The Company's parent collects payments of commissions earned from customers and remits them to the Company. As of December 31, unrequited funds due from the parent company totaled $13,753.

The Company has a cost-sharing agreement with members of its consolidated group to share expenses pro-rata for office space, equipment, and services based on estimated usage. During 2005, the Company waived the agreement and consequently incurred expenses totaling $102,662 in excess of its pro-rata share.

6. Defined Contribution Plan

The Company has a 401(k) defined contribution plan for eligible salaried employees. The Company's contribution to the Plan was $5,783 for 2005.

7. Operating Lease

The Company leases office space under an operating lease which expires in March 2006 and includes a three-year renewal option. The Company and an unrelated company are obligated jointly and severally under the lease agreement. The cost is allocated pro rata based on space usage on a monthly basis among the Company and an affiliate of the Company.

The future minimum rental commitment for the gross lease obligation, excluding operating expenses and real estate taxes, is approximately $14,200 for 2006.

The Company is also obligated to pay certain occupancy costs as defined in the lease. Rent expense, which includes approximately 75% of the gross lease obligation and operating expenses, was $44,925 for 2005.

8. Concentrations

In 2005, two customers comprised 58% and 36% of commissions earned, respectively.

Independent Auditor's Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

The Board of Directors and Stockholder
Sumner Harrington Ltd.
Minnetonka, Minnesota

We have audited the accompanying financial statements of Sumner Harrington Ltd. (Company) as of December 31, 2005, and have issued our report thereon dated January 20, 2006. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule on page 10 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This supplemental schedule is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lurie Besikof Lapidus & Company, LLP

Lurie Besikof Lapidus & Company, LLP

January 20, 2006

phone 612.377.4404
fax 612.377.1325
address 2501 Wayzata Boulevard
Minneapolis, MN 55405
website www.lblco.com

Sumner Harrington Ltd.

Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 of the Securities and Exchange Commission

Year Ended December 31	2005
Net Capital	
Stockholder's equity	$ 49,910
Deductions and/or charges:	
Nonallowable assets:	
Due from parent	13,753
Prepaid expenses	20,565
Other assets	25
Total deductions and/or charges	34,343
Net Capital	$ 15,567
Aggregate Indebtedness	
Total liabilities	$ 3,775
Computation of Net Capital Requirement	
Minimum net capital required (6-2/3% of aggregate indebtedness or $5,000, whichever is greater)	$ 5,000
Excess net capital	$ 10,567
Ratio of aggregate indebtedness to net capital	0.24 to 1
Reconciling Items to the Company's Computation Included in Part II of Form X-17a-5 as of December 31, 2005	
Net capital as reported by the Company	$ 15,567
Net audit adjustments	-
Adjustments to nonallowable items	-
	$ 15,567

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

The Board of Directors and Stockholder
Sumner Harrington Ltd.
Minnetonka, Minnesota

In planning and performing our audit of the financial statements and supplemental schedule of Sumner Harrington Ltd. (Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

phone 612.377.4404
fax 612.377.1325
address 2501 Wayzata Boulevard
Minneapolis, MN 55405
website www.lblco.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the control environment and its operation that we consider to be a material weakness as defined above.

> There is a general lack of segregation of duties since one person has responsibility for all the accounting records. The Company plans no corrective action because it is management's opinion that the size of the Company does not warrant hiring additional personnel to achieve the desired segregation of duties.

This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Sumner Harrington Ltd. for the year ended December 31, 2005, and this report does not affect our report thereon dated January 20, 2006.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lurie Besikof Lapidus & Company, LLP

Lurie Besikof Lapidus & Company, LLP

January 20, 2006